Mail Stop 3561

October 14, 2009

Rebecca C. Polak
Executive Vice President and General Counsel
KAR Holdings, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

>   **Re: KAR Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 14, 2009**
>   **File No. 333-161907**

Dear Ms. Polak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note a number of blank spaces throughout your registration. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Cover Page

2. Please provide the dealer prospectus delivery obligation information required by Item 502(b) of Regulation S-K.

3. Please disclose the number of shares you plan to register in your next amendment as this information is not permitted to be omitted pursuant to Rule 430A. Refer to Item 501(b)(2) of Regulation S-K.

Summary, page 1

4. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make on page one that you are a leading provider of vehicle auction services, and that ADESA is the second largest provider of vehicle auction services in North America. Please also provide support for your statements on page two regarding whole car and salvage auction volume statistics. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

Summary Historical and Pro Forma Consolidated Financial Data, page 9

5. Reference is made to your reconciliation of non-GAAP measures to Net (loss) income for the year ended December 31, 2007 in the amount of $(11.8). If you choose to include the non-GAAP measures, please revise to reconcile to your GAAP loss for the year ended December 31, 2007 as required by Item 10 (e) of Regulation S-K.

Risk Factors, page 12

6. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

   - We may not successfully implement our business strategies or increase gross profit margins. Page 16

   - Litigation could have an adverse effect on us. Page 19

   - Our ability to operate successfully could be impaired if we fail to attract and retain key personnel. Page 21

   - We are dependent on good labor relations. Page 21

- The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders. Page 23

- We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls…. Page 27

Please note these are examples only. Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gov/interps/legal/cfslb7a.htm

"Decreases in consumer demand…", page 13

7. In order to put this risk in greater context, please revise this risk factor to quantify the trends you discuss relating to off-lease vehicles and how their recent increase and future decline will impact you.

Use of Proceeds, page 30

8. Please expand your discussion in the second paragraph on page 30 to provide the approximate amount of your net proceeds you intend to use for each purpose listed. Specifically, you do not provide the amounts you intend to use for the repayment of certain of your debt.

Dilution, page 33

9. We note your dilution presentation assigns no value to the underwriters' over-allotment option. Please clarify to investors that their actual dilution may be higher as a result of the exercise of these rights.

Unaudited Pro Forma Consolidated Statements of Operations, page 34

10. Please expand your introduction to briefly describe the specified effects of the sale of your common stock to explain what you are showing in your pro forma presentation.

11. Please explain to us your justification for eliminating financial advisory fees paid in adjustment (a). We note your disclosure on page F-46 that the fees were for services provided by the Equity Sponsors. Also, please disclose how termination of the financial advisory agreements is directly related to the offering.

12. Please revise the note to adjustment (b) to disclose your assumptions used to determine your interest expense pro forma adjustments, including the amount of debt and interest rates.

13. Please explain why you have not included a presentation of pro forma earnings per share or revise to include. Reference is made to Item 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

14. We note you have included a discussion of the results of your operations for the year ended December 31, 2008 in comparison to the pro forma results for the year ended December 31, 2007, and a comparative discussion of the pro forma results of operations for the years ended December 31, 2007 and December 31, 2006. Please revise to include a discussion of your historical results of operations as required by Item 303 of Regulation S-K. Your discussion of pro forma results should supplement, but not replace your analysis of the historical financial statements included in the filing. Further, supplemental discussions based on pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required.

15. We note your pro forma discussions and presentations for 2006 reflect pro forma adjustments to the historical statements of income for the year ended 2006 as if the 2007 Transactions had been completed on January 1, 2006. Please advise us of your basis for presenting pro forma information prior to the incorporation of KAR Holdings on November 9, 2006. According to Rule 11-02 of Regulation S-X, pro forma financial information should provide information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.   Further, the basis for combined financial statements of ADESA and IAAI prior to KAR Holdings existence is not evident.

Industry Outlook and Trends, page 39

16. Please explain why you believe that you expect the level of volumes of sales at whole car auctions to remain stable with a view to disclosure about whether you expect new vehicle sales to remain stable. In this regard, we note your statement that a decline in new vehicle sales can result in a decline in used vehicle auction volumes. Discuss whether, in light of the economic uncertainty experienced in 2009, you believe there is a likelihood of such a decline.

17. Please revise your disclosure on page 40 to explain how the trends you discuss here "adversely affected [y]our operating results and business throughout the fourth quarter of 2008 and the first six months of 2009." Quantify the impact

these trends had on your operating results and business and whether they are expected to continue to do so.

Results of Operations, page 42

18. We note that compared with the six months ended June 30, 2008, revenue from IAAI decreased 5% and revenue from AFC decreased 42% for the six months ended June 30, 2009. You state that IAAI's decrease is due to a decline in average selling price for salvage vehicles and a decrease in the number of same store salvage vehicles sold. You further state that AFC's revenue decrease is due to a 37% decrease in loan transactions and a 9% decrease in revenue per loan. Please expand your discussion to describe the reasons for the decreases in average sales price, loan transactions and loan revenues. Please also discuss whether you believe these are trends that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations. Refer to Item 303(a)(3) of Regulation S-K, and SEC Release No. 33-8350, Section III.B (December 29, 2003).

Critical Accounting Estimates, page 69

Self-Insurance Programs, page 71

19. We note you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year and discuss the limits of your stop loss coverage.

Compensation Discussion and Analysis, page 99

Annual Cash Incentive Programs, page 101

Performance Targets for 2008 for the KAR Holdings, Inc. Annual Incentive Program and the Insurance Auctions, Inc. 2008 Incentive Plan, page 102

20. We note your disclosure in the second full paragraph on page 102 that your compensation committee established performance targets that require increasingly greater effort to achieve higher annual incentive payouts. Please disclose the specific targets that your executives must reach to achieve each bonus level under the KAR Holdings, Inc. Annual Incentive Plan. Refer to Item 402(b) of Regulation S-K, and Compliance and Disclosure Interpretations, Section 118. Item 402(b) – Executive Compensation; Compensation Discussion and Analysis, Question 118.04 available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Long-Term Equity Incentive Programs, page 103

21. Please expand your disclosure on page 103 to discuss your policies for allocating option grants between one-fourth service options and three-fourths exit options. Please also discuss how each of these forms of option aligns the interests of your named executive officers with the interests of your stockholders, and how they serve to help attract and retain the services of a skilled and experienced executive management team. Refer to Item 402(b)(2) of Regulation S-K.

22. In the sentence that defines "Exit Event," you qualify this definition by stating "prior to the consummation of this offering," as if to suggest that the consummation of this offering will alter this definition. Please advise. In this regard, we note your indication on the following page that the committee has not yet made a determination regarding the manner in which the exercisability of the exit options will be adjusted.

23. Please discuss any analysis you conducted regarding potential conflicts of interest or risk allocation in relation to your use of exit options as a long-term incentive to your executives. For example, explain the analysis, if any, you conducted in determining whether Messrs. Nordin's and O'Brien's economic interest in Axel LLC, an Investor Member, creates an incentive to attain an Exit Event that might be inconsistent with the interests of your stockholders.

KAR LLC Override Units, page 105

24. Please expand your discussion of Override Units beginning on page 105 to disclose the time periods over which Operating Units vest, the financial objectives that must be achieved for Value Units to vest, and the "rights with respect to profits and losses of KAR LLC" possessed by holders of Override Units. Refer to Item 402(b) of Regulation S-K. To the extent applicable, please also provide this information for the Axel Override Units.

Outstanding Equity Awards at Fiscal Year-End for 2008, page 113

25. Please revise the footnote disclosure to your table on page 113 to clarify that the Operating Units and Value Units are not convertible into your common stock.

Principal Stockholders, page 129

26. Please expand your footnote disclosure beginning on page 130 to identify the natural person(s) who have or share voting or investment power over the common stock held by the Goldman Group and the ValueAct Group. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Regulation S-K Compliance and Disclosure Interpretations, Section 140. Item

507 – Selling Security Holders, Question 140.02, available on our website at http://www.sec.gov/divisions/corpfin.shtml.

Consolidated Financial Statements of KAR Holdings, Inc, page F-1

Note 1 – Organization and Other Matters, page F-8

27. Please tell us the ownership structure of KAR LLC, KAR Holdings, Inc., ADESA, Inc., and IAAI just prior to the "2007 Transactions", the substance of the "2007 Transactions" and the ownership of KAR Holdings subsequent to the "2007 Transactions." For each entity, please identify each owner and each owner's percentage interest. Further, please explain the factors specific to this transaction in concluding on and applying purchase accounting.

28. To the extent you considered presenting predecessor financial statements please explain the reasons why you ultimately decided not to include them and the guidance you relied on. Reference is made to Regulation C, Rule 405 and Rule 3-02 of Regulation S-X.

Note 4 – Stock-Based Compensation Plans, page F-21

29. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common stock, preferred stock, options to purchase and any other instrument that is convertible into common stock:

- the date of each issuance;
- a description of the instrument issued;
- the number of options issued including the exercise terms;
- the fair value of the underlying common stock on each issuance date;
- a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation expense recorded in your financial statements associated with each issuance.

Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated offering price as leading indicator of value of your stock in the months prior to the offering. Accordingly, if your anticipated offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock.

Note 7 – Goodwill and Other Intangible Assets, page F-29

30. Please explain your rationale for assigning useful lives of 11-19 years to customer relationships. Please identify each customer list, date of acquisition, and justification for the useful life assigned. Further please disclose your method of amortization. To the extent you utilize the straight-line method, please explain to us how you concluded this was the appropriate method. Refer to SFAS 142, paragraphs 12-14.

Item 15. Recent Sales of Unregistered Securities, page II-2

31. We note that you relied upon Section 4(2) of the Securities Act of 1933 for your April 20, 2007 unregistered sale of securities. Please expand your disclosure to state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Item 17. Undertakings, page II-8

32. It appears that you are relying on Rule 430A under the Securities Act of 1933. Therefore, please provide the undertakings set forth in Item 512(i) of Regulation S-K.

Exhibits

33. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective. Please also ensure that you file your underwriting agreement, as your exhibit index currently makes no reference to it.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory A. Fernicola, Esq.
        Via Facsimile: (917) 777-2918

        Peter J. Loughran, Esq.
        Via Facsimile: (212) 909-6836